FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 18, 2005	/s/ Lewis Rose Lewis N. Rose President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE
Symbol:  TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ACHIEVES RECORD REVENUE & EXCELLENT EARNINGS IN 2004
Fourth quarter revenue up 33%, earnings up 25%
Focused strategy delivers “blue-chip” results, global strength in online casino and poker

February 18, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today its financial results for the fourth quarter and year ended December 31, 2004. Record revenue, excellent earnings and healthy operating cash flow in 2004 are evidence of the company’s focused strategy and growth momentum in both the casino and poker segments of the global online gaming market.

“CryptoLogic continues to be the blue-chip e-gaming software company, with a winning hand in both the thriving online casino and poker markets,” said Lewis Rose, CryptoLogic’s President and CEO. “2004 marked another year of revenue growth, profitability and cash generation for CryptoLogic. In 2005, we will continue to capitalize on our strong financial performance to invest for the future, build on our market strength and continue to drive profitable returns.”

Financial Highlights	Three months ended		Years ended
(in millions of US dollars, except per share data)	December 31,		December 31,
	2004	2003	2004	2003

Revenue	$17.9	$13.5	$63.7	$44.2
Earnings	$3.8	$3.0	$13.7	$9.4
Earnings per diluted share	$0.27	$0.23	$1.01	$0.75

Highlights for the fourth quarter included:

•	Fourth quarter earnings grew to $0.27 per diluted share, ahead of analysts’ average forecast and the 2003 fourth quarter of $0.23. Fiscal 2004 full year earnings were also strong at $1.01 per diluted share on a 44% increase in revenue to a record $63.7 million;

•	Consistent cash generation led to the previously announced 67% increase in the quarterly dividend to $0.05 per share;

•	Online poker fees rose by more than 165% over the same previous year quarter, and accounted for over 20% of Q4 2004 revenue. Internet casino revenue grew 15% from the fourth quarter of 2003;

•	International diversification remained strong, with overseas markets exceeding 60% of licensees’ revenue for the year, up from over 55% in 2003; and

•	Subsequent to year-end, the company renewed and extended its multi-year, exclusive agreement with an existing UK licensee, The Ritz Club London Online, for both online casino and poker solutions developed by CryptoLogic.

TEL (416) 545-1455      FAX (416) 545-14541867
YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

Strong 2004 Financial Performance (All figures are expressed in US dollars)
CryptoLogic posted record revenue and excellent earnings for the fourth quarter ended December 31, 2004. The first and fourth quarters are typically the strongest periods as players tend to spend more time indoors during the winter and fall seasons. Revenue rose 33% to $17.9 million (Q4 2003: $13.5 million). EBITDA(1) for the quarter grew 25% to $4.7 million (Q4 2003: $3.8 million). EBITDA(1) margin for the quarter was 26% as a percentage of revenue, despite higher investments to drive long term returns (Q4 2003: 28%). Earnings for Q4 2004 rose 25% to $3.8 million or $0.27 per diluted share (Q4 2003: $3.0 million or $0.23 diluted share).

The fourth quarter results reflected strong organic growth from existing customers, recently launched poker licensees, new casino games and product enhancements. The introduction of poker tournament capabilities, an expanding poker clientele, and increased system scalability translated into rising online poker fees. The company’s poker customers also benefited from the success of their first land-based poker tournament, the Caribbean Poker Classic™, which was televised and a great marketing draw for players. An expanded casino game portfolio, particularly in the popular slot category, helped growth in Internet casino revenue.

Revenue for the year ended December 31, 2004 increased by 44% to $63.7 million (2003: $44.2 million). EBITDA(1) for fiscal 2004 rose by 51% to $17.3 million (2003: $11.5 million). This translated into EBITDA(1) margin for the year rising to 27% (2003: 26%) despite increased investments, which are already producing early returns. Earnings for the full year improved by 45% to $13.7 million or $1.01 per diluted share (2003: $9.4 million or $0.75 per diluted share).

In the second half of 2004, CryptoLogic announced and embarked upon a major investment program, which is over and above its normal course expenditures, to support long term growth. Approximately 70%, or $7.1 million, of this program was invested in 2004. Most of the remaining 30% balance will be completed in the first half of 2005. In 2004, these expenditures included $2.6 million in operating costs and $4.5 million in capital expenditures (comprising $3.2 million for the purchase of capital assets and $1.3 million in capitalized software development costs related to the investment program).

Balance Sheet Strength
CryptoLogic continued to add to its strong balance sheet. At December 31, 2004, the company had no debt, and total cash grew to $86.0 million or a cash value of $6.33 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $7.0 million). Working capital grew to $62.8 million or $4.62 per diluted share.

Operating cash flow for the fourth quarter of 2004 was $9.0 million (Q4 2003: $7.7 million). For fiscal 2004, operating cash flow was $18.9 million (2003: $38.7 million). The year-over-year decline related primarily to increased receivables in 2004 resulting from two licensees assuming responsibility for their own e-cash processing. In addition, cash generated from operations was exceptionally high in 2003 due to more favourable security deposit arrangements beginning that year and the timing of accounts payable.

Increased Quarterly Dividend
On November 4, 2004, CryptoLogic’s Board approved a 67% increase in the company’s quarterly dividend to US$0.05 per common share or an annual rate of US$0.20 (up from US$0.03 per share each quarter), reflecting the company’s consistent earnings and cash generation. The increased rate began with the quarterly dividend paid on December 15, 2004.

On February 16, 2005, the Board declared the company’s quarterly dividend of US$0.05 per share, payable on March 15, 2005 to shareholders of record as at March 8, 2005. CryptoLogic continues to be one of the few software companies with a regular dividend policy – a sign of its financial strength.

Internationally Diversification
CryptoLogic has established an internationally diversified business. In 2004, more than 60% of licensees’ revenue was derived from international players, up from over 55% in 2003 and 40% in 2002 . The UK and Continental Europe remain the company’s key geographic focus, having grown to more than 30% and 20% respectively of licensees’ overall revenue.

CryptoLogic continues to work with some of the most prominent international gaming brands. Subsequent to the year-end, in February 2005, The Ritz Club London Online renewed and extended a multi-year contract with CryptoLogic’s subsidiary, WagerLogic Limited, to continue to use the company’s online casino and poker offerings exclusively during the term of the agreement.

Market-Oriented Solutions
CryptoLogic continued to deliver profitable growth in both its core casino and the burgeoning online poker areas. The company further expanded its online casino suite – launching more than 30 new choices of the most popular table and slot games in 2004, which helped grow Internet casino revenue by 15% in Q4 2004 over a year ago. CryptoLogic continued to demonstrate its reputation for innovation by being the first to bring “Fruit Machine” style slots, a UK pub favourite, to the Internet.

CryptoLogic is also building a strong presence in the global online poker segment. Enhanced tournament capabilities, increased system scalability and the growing momentum of brand name poker licensees have all contributed to a more than 165% rise in online poker fees in Q4 2004 over a year ago. Online poker accounted for over 20% of total Q4 revenue, ahead of CryptoLogic’s target of 15% for the year. Today, CryptoLogic-developed software powers one of the top five revenue-generating poker rooms on the Web, according to PokerPulse, an independent industry research website.

Management Team
During the fourth quarter, CryptoLogic appointed Andrew Goetsch as Vice President of Poker Software Development. As a senior executive with more than 20 years experience in strategic planning, technology, finance and mergers and acquisitions, Goetsch helped increase sales and profits for consumer goods and manufacturing companies. He obtained his Certified Public Accountant Designation at one of the big accounting firms. As a seasoned executive and accomplished poker player – including several final table appearances, and more than 200 “in the money” finishes in poker tournaments held both online and around the world, including the main event in the 2004 World Series of Poker – Goetsch’s extensive expertise will help the company continue the growth and development of its software product plans in Internet poker.

Outlook
CryptoLogic’s focused strategy and investment in key markets and fast-growing product segments have continued to translate into revenue growth, solid earnings and positive cash flow, notwithstanding a competitive online gaming industry marked by US regulatory uncertainty. By remaining disciplined in its execution, CryptoLogic will build on its positive momentum into 2005. Revenue in the traditionally strong first quarter is forecast to range from $19.0-$19.4 million, with earnings of $4.1-$4.3 million or $0.29-$0.30 per diluted share.

Given CryptoLogic’s revenue generation and financial strength, Management believes this is the best time to invest for growth in both its core casino and poker businesses. CryptoLogic will continue its major capital investment program largely in the first half of 2005, substantially enhancing its game offerings, infrastructure, scalability, customer care and back-office systems – all to secure continued global leadership in the major segments of the online gaming market, and intended to enhance returns in the near and long term.

2004 Fourth Quarter and Year End Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) (1:30 p.m. GMT) on Friday, February 18, 2005. Interested parties should call either 416-695-5259, 1-877-888-3490 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until February 25, 2005 by calling 416-695-5275 or 1-866-518-1010.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

(1)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generallyaccepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jenifer Cua, Interim Chief Financial Officer	Argyle Rowland, 416-968-7311 (Media) Daniel Tisch, ext. 223/ dtisch@argylerowland.com Karen Passmore, ext. 227/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at December 31, 2004 (unaudited)	As at December 31, 2003 (audited)

ASSETS
Current assets:
Cash and cash equivalents	$43,182	$44,010
Security deposits	7,000	6,550
Short term investments	35,782	16,747
Accounts receivable and other	6,487	2,389
Prepaid expenses	1,754	1,163

	94,205	70,859
User funds on deposit	18,908	9,394
Capital assets	9,227	3,915
Intangible assets	106	122
Goodwill	1,776	1,776

	$124,222	$86,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$30,056	$25,063
Income taxes payable	1,331	1,063

	31,387	26,126
User funds held on deposit	18,908	9,394
Future taxes	1,840	--

	52,135	9,394

Shareholders' equity:
Capital stock	20,380	11,350
Stock options	1,114	438
Retained earnings	50,593	38,758

	72,087	50,546

	$124,222	$86,066

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)

	For the three months ended December 31,		For the years ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(audited)

Retained earnings, beginning of period	$47,463	$36,450	$38,758	$30,376
Earnings	3,794	3,033	13,668	9,441
Dividends paid	(664)	(369)	(1,833)	(369)
Registration costs	--	(356)	--	(690)

Retained earnings, end of period	$50,593	$38,758	$50,593	$38,758

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)

	For the three months ended December 31,		For the years ended December 31,
	2004 (unaudited)	2003 (unaudited)	2004 (unaudited)	2003 (audited)

Revenue	$17,949	$13,540	$63,714	$44,211

Expenses
Operating costs	11,349	8,371	39,975	27,204
General and administrative	1,773	1,296	6,028	5,161
Finance	88	91	374	350
Amortization	674	474	2,089	1,533

	13,884	10,232	48,466	34,248

Earnings before undernoted	4,065	3,308	15,248	9,963
Interest income	426	160	1,293	691

Earnings before taxes	4,491	3,468	16,541	10,654
Income taxes	697	435	2,873	1,213

Earnings	$3,794	$3,033	$13,668	$9,441

Earnings per share
Basic	$0.29	$0.25	$1.05	$0.77
Diluted	$0.27	$0.23	$1.01	$0.75

Weighted average number of shares (`000s)
Basic	13,185	12,280	12,971	12,245
Diluted	13,871	12,972	13,586	12,604

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the three months ended December 31,		For the years ended December 31,
	2004 (unaudited)	2003 (unaudited)	2004 (unaudited)	2003 (audited)

Cash provided by (used in):
Operating activities:
Earnings	$3,794	$3,033	$13,668	$9,441
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	674	474	2,089	1,533
Future taxes	444	--	1,840	--
Gain on sale of investment	--	--	--	(31)
Stock options	337	148	1,200	438
Changes in operating assets and liabilities:
Security deposits	--	(1,000)	(450)	9,190
Accounts receivable and other	872	(2,016)	(4,098)	(729)
Prepaid expenses	42	57	(591)	(246)
Accounts payable and accrued liabilities	2,628	6,770	4,993	17,458
Income taxes payable	181	243	268	1,646

	8,972	7,709	18,919	38,700

Financing activities:
Issue of capital stock	2,343	360	8,506	630
Registration costs	--	(356)	--	(690)
Dividends paid	(664)	(369)	(1,833)	(369)

	1,679	(365)	6,673	(429)

Investing activities:
Purchase of capital assets, net of disposals	(1,749)	(349)	(7,296)	(2,618)
Purchase of intangible assets	--	(5)	(89)	(13)
Short term investments	9,840	(3,657)	(19,035)	(5,890)
Sale of investment	--	--	--	711
Investment in subsidiary	--	(111)	--	(111)

	8,091	(4,122)	(26,420)	(7,921)

Increase (decrease) in cash and cash equivalents	18,742	3,222	(828)	30,350
Cash and cash equivalents, beginning of period	24,440	40,788	44,010	13,660

Cash and cash equivalents, end of period	$43,182	$44,010	$43,182	$44,010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2004
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2003. These consolidated interim financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2003, as set out in the 2003 Annual Report.

1.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2003 and 2004 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2004	2003
Dividend yield	0.75%	0.75%
Risk-free rate	2.75%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options is included in operating costs. Consideration paid by employees on the exercise of stock options is credited to share capital.

The impact of expensing stock options on earnings is as follows:

	Three months ended		Years ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003

	(‘000)	(‘000)	(‘000)	(‘000)

Stock options expense	$337	$148	$1,200	$438

Stock options expense (per share):
Basic	$0.03	$0.01	$0.09	$0.03
Diluted	$0.02	$0.01	$0.09	$0.03

1.	Stock Option Plan (continued)

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions of the accounting guideline, additional pro forma disclosure is presented as if the fair value method of accounting had been used to account for stock options. The fair value of the options granted was made using the Black-Scholes option pricing model under the following weighted assumptions:

2002
Dividend yield	--
Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ended December 31,				Year ended December 31,
	2004		2003		2004		2003

	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)
Earnings	$3,794	$3,662	$3,033	$2,849	$13,668	$13,090	$9,441	$8,706
Earnings per share:
Basic	$0.29	$0.28	$0.25	$0.23	$1.05	$1.01	$0.77	$0.71
Diluted	$0.27	$0.26	$0.23	$0.22	$1.01	$0.96	$0.75	$0.69

2.	Capital Stock

Authorized:

Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F. Warrants		Total
In thousands	Issued	Stated Value	Issued	Stated Value	Stated Value

Balance, December 31, 2002	12,206	$10,448	30	$272	$10,720
Exercise of stock options	94	630	--	--	630

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350
Exercise of stock options	1,011	9,030	--	--	9,030

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380

3.	Normal Course Issuer Bid

In September 2004, the Board of Directors approved a share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending September 22, 2005. As at December 31, 2004, the Company has not repurchased any shares.

4.	Comparative Figures

Certain of the prior year’s figures have been reclassified for consistency with the current presentation, and reflect the expensing of stock options effective January 1, 2003.